PATRICK ARRINGTON
(949) 932-3688
arrington.Patrick@Dorsey.com

June 7, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0406
Washington, DC 20549
Attn: Mark P. Shuman and
         Sara Kalin

Re:	Smith Micro Software, Inc. Registration Statement on Form S-3 Filed April 4, 2005 File No. 333-123821

Ladies and Gentlemen:

     We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 5, 2005 (the “SEC Comment Letter”), regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Smith Micro Software, Inc. (the “Company”). Concurrently herewith, we are filing with the Commission Amendment No. 1 to the Registration Statement (the “Amendment”) on behalf of the Company. The substantive changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter.

     We are responding to the SEC Comment Letter on behalf of the Company as set forth below. The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the Amendment. All factual representations in this letter are based upon information provided to us. Capitalized terms not otherwise defined herein have the meaning given to them in the Amendment.

GENERAL

1.	Please file the letter from your legal counsel dated April 7, 2005, as correspondence on EDGAR.

Pursuant to the Staff’s request, the Company has filed the letter from its legal counsel dated April 7, 2005, as correspondence on EDGAR.

Securities and Exchange Commission
June 7, 2005

REGISTRATION STATEMENT ON FORM S-3

Where You Can Find More Information

2.	We note that you filed an Item 4.01 Form 8-K on April 21, 2005. Please revise your filing to update this section accordingly and ensure that your filing is similarly updated with respect to any additional filings that are made prior to effectiveness and required to be incorporated by reference. See Telephone Interpretation H.69 of the July 1997 CF Telephone Interpretations Manual.

In accordance with the Staff’s comment, the Company has revised the Registration Statement on page 10 of the Amendment. The Company acknowledges the Staff’s comment and supplementally advises the Staff that it will further amend the Registration Statement in the event any additional filings are made prior to effectiveness of the Registration Statement and required to be incorporated in the Registration Statement by reference.

Selling Stockholders

3.	Please revise to disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by any legal entities that are not subject to periodic reporting requirements under the Exchange Act. See Telephone Interpretation I.60 of the July 1997 CF Telephone Interpretations Manual, as well as Interpretation 45 of the Regulation S-K portion of the March 1999 Supplement to the CF Telephone Interpretations Manual.

In accordance with the Staff’s comment, the Company has revised the Registration Statement on pages 12 through 17 of the Amendment based on information provided to the Company by the Selling Stockholders.

4.	It appears that C.E. Unterberg, Towbin Capital Partners I, L.P., UT Technology Partners I L.P. and UT Technology Partners II, L.P., are affiliates of a broker dealer. Please confirm and, if true, revise to disclose whether such entities acquired their shares in the ordinary course of business and whether, at the time of the acquisition of the securities, such entities had any agreements or understandings, directly or indirectly, with any person to distribute the securities. Additionally, please tell us whether any of the other selling stockholders are either registered broker-dealers or affiliates thereof.

In accordance with the Staff’s comment, the Company has revised the Registration Statement on pages 12 through 17 of the Amendment to disclose that, based on information disclosed to the Company, C.E. Unterberg, Towbin Capital Partners I, L.P., UT Technology Partners I L.P. and UT Technology Partners II, L.P. are affiliates of a registered broker-dealer and such entities acquired their shares in the ordinary course of business and, at the time of the purchase of the shares, such entities had no agreements or understandings, directly or indirectly, with any person to distribute the shares. Additionally, the

Securities and Exchange Commission
June 7, 2005

Registration Statement has been amended to provide similar information regarding the other selling stockholders who are affiliates of a registered broker-dealer. Based on information provided to it, the Company supplementally advises the Staff that none of the selling stockholders are registered broker-dealers.

Plan of Distribution

5.	In your plan of distribution, you indicate that the selling stockholders may offer their shares through the settlement of short sales. Tell us whether the selling stockholders have any open short positions. Additionally, while we note the disclosure you have included in this section regarding Regulation M, please confirm that the Company and the selling stockholders are aware of Telephone Interpretation A.65 of the July 1997 CF Telephone Interpretations Manual.

In accordance with the Staff’s comment, the Company has revised the Registration Statement on page 18 of the Amendment. Additionally, the Company supplementally advises the Staff that it is aware of, and the selling stockholders have been informed of, Telephone Interpretation A.65 of the July 1997 CF Telephone Interpretations Manual.

Legal Opinion

6.	We note that your counsel has indicated that the shares being, registered “have been duly authorized and are legally issued and non-assessable, and to [their] knowledge, are fully paid.” Please note that it is generally not appropriate to use knowledge qualifiers in the context of providing an opinion required by Item 601(b)(5) of Regulation S-K. Tell us why this language is included in the opinion. It appears you could obtain certificates of fact from company officers as to the receipt of the subscriptions for the shares, and rely upon those certificates of fact in reaching an unqualified legal conclusion that the shares have been fully paid. Please revise appropriately.

In accordance with the Staff’s comment, a new legal opinion has been filed as Exhibit 5.1 to the Amendment.

7.	Additionally, we note that your legal opinion is limited to “the Delaware General Corporation Law... .” As you may know, Section VIII A.14 of the CF Current Issues Outline restricts such limitation unless your legal counsel can confirm in writing that it understands that any such limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please either revise your legal opinion as necessary or provide the required confirmation in writing.

Dorsey & Whitney LLP supplementally advises the Staff that it concurs with the Commission’s understanding that the reference and limitation to “Delaware General Corporate Law” includes the statutory provisions and also all applicable

Securities and Exchange Commission
June 7, 2005

provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

8.	Finally, we note that your legal opinion is rendered as of April 4, 2005 and that your legal counsel has disclaimed any obligation to advise you of facts brought to their attention after such date. The legal opinion required by Item 601(b)(5) of Regulation S-K should speak as of a date as close as possible to the date of effectiveness. Accordingly, please ensure that your legal opinion is updated each time you file an amendment or advise as to why this is not possible.

The Staff’s comment is noted.

AMENDMENT NO. 1 TO 2004 FORM 10-K

Executive Compensation, p.29

9.	We note from the disclosure in this section and from the information provided in the letter from your legal counsel dated April 7, 2005, that for at least 2002 and 2003, one or both of Christopher and Rodney Lippincott received compensation in excess of compensation paid to one or more named executive officer. Please confirm that neither of these individuals were executives at any point prior to 2004. Additionally, supplementally describe the positions held by each of these related parties during the last nine years and the functions discharged by them. With a view to disclosure, tell us the basis on which the levels of compensation to Messrs. Lippincott were established. For example, were their base salaries and rates of commission comparable to similarly situated employees? Did any other employees who were neither related parties nor executive officers receive similar forms and amounts of compensation?

In response to the Staff’s comment, the Company has filed Amendment No. 2 to its Annual Report on Form 10-K/A, filed with the Commission on May 25, 2005.

Certain Relationships and Related Transactions, p.38

10.	While we note the disclosure you have provided in the last paragraph of this section, please revise to expand the disclosure regarding the relationship between Rhonda Smith and Messrs. Lippincott to provide a comprehensive discussion of the fact that Ms. Smith’s sons have been employed by the Company since prior to 1995 and that the disclosure required by Item 404 of Regulation S-K regarding such relationship has not been provided until now. Include information regarding the compensation paid to Messrs. Lippincott for the years 1995 through 2001 to the extent the amounts of compensation in any of those years exceeded $60,000. Additionally, if either Christopher or Rodney Lippincott received aggregate compensation in excess of that paid to named executive officers in any year prior to 2002, revise to specifically disclose the number of years in which this occurred, in addition to disclosing the fact that Mr. and Mrs.

Securities and Exchange Commission
June 7, 2005

Smith were directors and majority shareholders of the Company at the time.

In response to the Staff’s comment, the Company has filed Amendment No. 2 to its Annual Report on Form 10-K/A, filed with the Commission on May 25, 2005.

     Any comments or questions concerning the Registration Statement should be directed to the undersigned at (949) 932-3688 (fax: (949) 932-3601), or in my absence to Parker Schweich at (949) 932-3671. Thank you for your assistance in this matter.

Very truly yours, DORSEY & WHITNEY LLP
/s/ Patrick Arrington
Patrick Arrington, Esq.

cc:	Mr. Robert W. Scheussler Parker A. Schweich, Esq. Marc P. Ernaga, Esq.